Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	May 17, 2012 NR#12-06

MAG SILVER REPORTS MULTIPLE SILVER / LEAD / ZINC INTERCEPTS IN “BRIDGE ZONE” AND EXPANDS CINCO DE MAYO DRILL PROGRAM

CM12-411: 314 g/t (9.2 opt) silver with 1.6 g/t gold, 7.6% lead and 14.0% zinc over 4.35 metres
CM12-405: 2,367 g/t (69 opt) silver with, 61.7% lead and 0.2% zinc over 1.71 metres
CM12-397: 157 g/t (4.6 opt) silver with 0.8 g/t gold, 4.7% lead and 10.6% zinc over 5.87 metres
CM12-399: 150 g/t (4.4 opt) silver with 2.2 g/t gold, 3.3% lead and 17.0% zinc over 3.36 metres

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-MKT: MVG) (“MAG”) announces that on-going drilling at its 100% owned Cinco de Mayo (“Cinco”) property in northern Chihuahua State, Mexico continues to successfully demonstrate lateral and vertical continuity of massive sulphide mineralization in the “Bridge Zone” along the Jose Manto-Cinco Ridge corridor. In response, MAG has increased its 2012 planned drilling by two million dollars to $5.5M dollars, and drilling has been ramped up from one to four rigs with a fifth expected in the near future.  Three rigs are now drilling systematic step out holes to follow up on the strong results reported here and previously reported from Section 380 (see press release dated November 28, 2011). One exploration rig is dedicated to finding the source of the system.

Delineation Drilling Details
The step-out drilling is progressing methodically on 50 metre centres above and below the discovery holes on sections 250 metres apart. Fifteen holes have been drilled, twelve of which have intercepted significant massive sulphides on the four active drilling sections (See Figure 1).  Notably, drilling has now traced sulphides to within 125 metres of the surface (Hole 405).  The best hole is Hole 411, one of the first three holes for which we have results on the 381 Section which lies 500 metres northwest of Section 380.  CM12-411 cut 314 grams per tonne (“g/t”) (9.2 ounces per ton (“opt”)) silver with 1.6 g/t gold, 7.6% lead and 14.0% zinc over 4.35 metres; and 2.05 metres that grades 498 g/t (14.5 opt) silver with 11.3% lead and 13.6% zinc.  All holes reported were drilled at -70 degrees inclination and intercepts appear to be close to true width (See Figure 2).  Sections 380 and 377 appear complete but the body remains open along strike in both directions.

“These results show significant massive sulphides occurring in each section drilled to date along 1,000 metres of the 4,000 metre long Jose Manto-Bridge-Cinco Ridge corridor, allowing us to get more aggressive with drilling out a robust high-grade resource,” said Dan MacInnis, President and CEO of MAG Silver.  “At the same time, the aggregate thickness and distinctive features of the two recent deep holes also indicates that we may be approaching one of the principal mineralization centres in the district.”

Five exploration holes have been drilled recently to locate the system source.  Two holes (392 and 399) were drilled deep across the overlap area between the Jose Manto and the Bridge Zone (See Figure 3, Longitudinal Section).  Both holes cut multiple high-grade zones of massive sulphides ranging from 0.5 to 3.3 metres wide with distinctive mineralogy and alteration (See Table 1). The best individual deep intercept was in Hole 399 which cut 3.36 metres grading 150 g/t (4.4 opt) silver; 2.2 g/t gold; 3.3% lead, and 17.0% zinc starting at 675.29 metres down-hole. Drilling is underway to trace these deep high-grade zones in all directions, including upwards into the known manto zone. The deep hole results from the Bridge Zone indicate that the source of the combined Jose Manto and Bridge Zones may lie at depth between Section 371 and Hole 392 (see Figure 3; Longitudinal Section).

Three additional exploration holes (Holes 404, 407 and 410) were drilled off the northwest end of the Jose Manto to try to extend the mineralization.  All three hit narrow massive sulphide zones.

Delineation Drilling Discussion
This series of fifteen step-out holes includes the second complete cross-section across the “Bridge Zone” (Section 377), a partial cross-section on Section 371 and the first follow-up hole on Section 381. Overall, twelve of the holes on these sections cut massive sulphides ranging from 0.67 to 4.78 metres in thickness.

Hole 409 shows numerous massive sulfide zones, ranging from 0.85 to 4.78 metres in thickness, combining to give 1.1% zinc over an 88.59 metre length (See Table1).    Metals content also varies significantly between and within intercepts; the most silver rich intercept was in Hole 405, which cut 1.71 metres grading 2,367 g/t silver (69 opt), 0.01 g/t gold, 61.7% lead and 0.2% zinc   In contrast, 28 metres deeper in the same hole a 1.86 metre massive sulphide manto graded 16.6% zinc with 43 g/t silver and 1.6% lead.

Bridge Zone mineralization corresponds well with the style and nature of the mineralization at Jose Manto.   If continuity continues to be confirmed, this will make a manto-style body at least 4,000 metres long, 350 meters down dip and averaging 3.5 to 4.0 metres thick.

Table 1:  Assay Results Jose Manto – Cinco Ridge Mineralized Corridor (True widths 90% to 100% of core lengths)
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
Section 371
CM12-406	250.47	251.93	1.46	0.17	268	8.54	19.57	28.12
including	250.47	251.26	0.79	0.14	483	15.50	35.93	51.43
and	270.66	272.93	2.27	0.06	86	2.04	2.10	4.14
CM12-409	100.39	101.12	0.73	0.13	128.0	0.32	0.23	0.55
and	106.97	195.58	88.61	0.04	22.8	0.36	1.11	1.47
including	112.87	117.30	4.43	0.17	50.6	1.67	4.11	5.78
including	115.66	116.51	0.85	0.55	173.9	4.85	13.34	18.19
including	135.27	136.45	1.18	0.11	121.4	2.53	7.97	10.49
including	173.18	195.58	22.40	0.06	51.9	0.60	1.86	2.46
including	179.57	181.50	1.93	0.19	72.9	0.19	0.62	0.81
including	190.80	195.58	4.78	0.05	94.4	1.99	2.76	4.76
including	191.15	192.87	1.72	0.02	224.4	4.73	1.27	6.00
including	192.10	192.35	0.25	0.03	1435.0	29.18	0.73	29.91
CM12-411	163.54	164.34	0.80	0.30	1260.0	32.68	14.05	46.73
and	197.08	197.74	0.66	0.11	274.0	3.17	9.45	12.62
and	230.13	230.45	0.32	0.15	726.0	1.73	6.03	7.76
and	238.05	243.90	5.85	0.02	236.0	5.14	9.70	14.83
including	239.05	243.90	4.85	0.02	276.8	6.08	10.50	16.58

Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
including	241.85	243.90	2.05	0.04	497.6	11.26	13.61	24.87
and(1)	253.50	257.85	4.35	1.57	314.2	7.55	14.05	21.59
Section 377
CM12-397	223.65	226.05	2.40	0.12	196	1.26	2.65	3.91
and	244.93	250.80	5.87	0.76	157	4.73	10.57	15.30
including	247.74	248.45	0.71	0.30	395	6.87	12.15	19.02
including	249.34	250.80	1.46	2.22	192	7.43	18.60	26.03
and	278.79	279.62	0.83	0.53	339	10.80	23.73	34.53
CM12-398	108.50	110.70	2.20	0.52	64	1.29	0.16	1.45
including	109.50	110.20	0.70	1.22	181	2.89	0.31	3.20
and	154.30	155.42	1.12	0.03	47	1.62	1.88	3.50
and	187.60	189.15	1.55	0.04	15	0.32	0.61	0.93
and	203.85	204.14	0.25	0.10	59	3.52	2.55	6.07
CM12-400	334.73	335.32	0.59	0.48	41	2.22	3.74	5.96
and	446.55	448.58	2.03	0.50	123	3.60	2.95	6.54
CM12-401	180.05	180.72	0.67	0.03	40	0.09	13.26	13.35
and	282.95	285.70	2.75	0.04	80	2.34	8.83	11.17
including	282.95	283.91	0.96	0.05	131	1.29	19.75	21.04
CM12-402	NSR
CM12-403	409.25	416.35	7.10	0.33	127	3.26	2.71	5.97
including	409.25	412.88	3.63	0.36	202	4.75	2.76	7.51
including	409.25	410.17	0.92	0.27	320	11.03	2.50	13.53
including	411.48	412.20	0.72	0.42	451	5.41	1.08	6.49
CM12-405	129.68	131.39	1.71	0.01	2367	61.74	0.21	61.95
and	142.23	146.60	4.37	0.02	56	0.09	7.03	7.12
including	145.65	146.60	0.95	0.05	210	0.01	0.08	0.09
and	158.43	160.29	1.86	0.01	43	1.57	16.56	18.12
Section 380(2)
CM12-393	493.42	496.49	3.07	0.53	13	0.36	8.94	9.30
CM12-394	219.69	220.36	0.67	0.76	318	15.17	17.40	32.57
CM12-395	Hole Lost Before Target Reached (NSR)
CM12-396	NSR
Section 381
CM12-408	232.70	238.27	5.57	0.20	264.6	5.59	0.67	6.26
including	232.70	232.90	0.20	0.23	1335.0	26.50	2.30	28.80
including	235.62	238.27	2.65	0.38	447.8	9.51	0.89	10.40
including	237.26	238.27	1.01	0.46	1075.0	21.40	0.70	22.10

Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Pb+Zn (%)
Deep Exploration Targets
JM12-392	395.68	409.94	14.26	0.03	63	0.35	0.16	0.51
including	395.68	396.74	1.06	0.32	669	3.55	0.59	4.14
and	548.64	549.59	0.95	1.35	327	2.38	4.74	7.12
and	585.36	586.85	1.49	0.94	62	1.03	0.62	1.65
and	648.37	655.67	7.30	1.23	138	1.45	1.50	2.95
including	654.15	655.67	1.52	4.00	445	5.72	5.39	11.11
and	789.86	790.34	0.48	1.00	92	3.10	1.72	4.82
CM12-399	595.34	596.54	1.20	0.24	66	1.85	2.92	4.77
and	611.40	613.37	1.97	0.43	143	4.12	6.00	10.12
and	636.12	638.76	2.64	0.04	150	1.14	19.99	21.13
including	636.67	637.35	0.68	0.05	419	3.61	36.39	40.00
and	675.21	678.57	3.36	2.22	150	3.32	16.99	20.31
Jose Manto NW Extension Targets
JM12-404	477.66	477.92	0.26	0.04	112	2.61	8.74	11.35
JM12-407	382.23	382.50	0.27	0.02	191	4.71	2.03	6.74
JM12-410	Awaiting Assays
(1) denotes the composite includes a Zn overlimit (>30%)
(2) See Press Release of 3/26/12 for principal intercepts on this section
True widths 90% to 100% of core lengths

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, which is subject to a NSR. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are also jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Figure one:  Jose Manto – Cinco Ridge Mineralized Corridor (Bridge Zone)

Known extent of Jose Manto Mineralization
New Bridge Zone Mineralization
Cinco Ridge Mineralization
Alluvium
Alluvium
Finlay
Finlay
Lagrima
4,000 m
410
404
407
392
399
371
373
378
374
387
383
415
406
370
403
411
400
409
397
398
405
377
401
402
393
389
385
380
386
391
388
390
394
395
396
408
381
412
412
416
418
382
414
413
?
?
Legend
Current Release
Assays Pending
In Progress
2012 Drilling
2011 Drilling
Older Drilling
Structures
Silicified Structures
0
1
kilometres

Figure Two: Cross Section Centered on Hole 398

Vertical Section 11000N

(Section Looks NW)

SW
NE
402
401
405
398
397
400
403
377
Benevides
Ojinaga
Finlay
Lagrima
Benigno
1400
1300
1200
1100
1000
900
meters above sea level
0
50
100
metres

Intercept	Hole Number	Interval metres	Au g/t	Ag g/t	Pb %	Zinc %	Lead + Zinc %
A	401	0.67	0.03	40	0.09	13.26	13.35
B	401	2.75	0.04	80	2.34	8.83	11.17
	including	0.96	0.05	131	1.29	19.75	21.04
C	405	1.38	0.01	2930	30.00	0.12	30.12
D	405	1.86	0.01	43	1.57	16.56	18.12
E	398	1.55	0.04	15	0.32	0.61	0.93
F	397	5.87	0.76	157	4.73	10.57	15.30
	including	0.71	0.30	395	6.87	12.15	19.02
	including	1.46	2.22	192	7.43	18.60	26.03
G	397	0.83	0.53	339	10.80	23.73	34.53
H	377	5.25	0.22	280	6.11	6.25	12.36
I	400	0.59	0.48	41	2.22	3.74	5.96
J	400	2.03	0.50	123	3.60	2.95	6.54
K	403	3.63	0.36	202	4.75	2.76	7.51
	including	0.92	0.27	320	11.03	2.50	13.53
	including	0.72	0.42	451	5.41	1.08	6.49

*Bold numbers indicate new drill holes from latest release.

Figure Three: Longitudinal Section